Exhibit 99.1

Sprott Physical Gold Trust Net Asset Value Reaches $10 Billion

TORONTO, ON – March 17, 2025 – Sprott Inc. (NYSE/TSX: SII) (“Sprott”) on behalf of the Sprott Physical Gold Trust (NYSE Arca/TSX: PHYS) (“PHYS” or “the Trust) today announced that PHYS’s net asset value (“NAV”) has surpassed US$10 billion.

“We would like to thank our unitholders for their trust and support in helping the Sprott Physical Gold Trust reach this significant milestone,” said John Ciampaglia, Chief Executive Officer of Sprott Asset Management. “Since its launch in 2010, the Sprott Physical Gold Trust has provided investors with a secure and convenient way to own physical gold. In today’s uncertain world, the importance of fully-allocated, segregated physical gold has never been more clear,” added Mr. Ciampaglia.

As of March 13, 2025, PHYS held 3.4 million ounces of gold on behalf of its unitholders.

“Gold prices have set new records in 2025, driven largely by global central bank purchases. We expect this trend to accelerate and broaden as investor participation increases,” said Whitney George, Chief Executive Officer of Sprott.

PHYS was created to invest and hold substantially all of its assets in physical gold bullion. Its goal is to provide a secure, convenient and exchange-traded investment alternative for investors who want to hold physical gold without the inconvenience that is typical of a direct investment in physical gold bullion. All of the gold held by PHYS is fully allocated and redeemable by investors, subject to minimum holding requirements.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

About the Trust

Important information about the Trust, including the investment objectives and strategies, applicable management fees, and expenses, is contained in the prospectus. Please read the prospectus carefully before investing. You will usually pay brokerage fees to your dealer if you purchase or sell units of the Trusts on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”). If the units are purchased or sold on the TSX or the NYSE, investors may pay more than the current net asset value when buying units or shares of the Trusts and may receive less than the current net asset value when selling them. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, our expectation that gold buying accelerates and broadens as investor participation increases.

With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things, the gold market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing the Trust appears in the Trust's continuous disclosure filings, which are available at www.sec.gov and www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Contact:

Glen Williams

Managing Partner

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com

Media contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

sprott@gagnierfc.com